UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NANOSPHERE, INC.

(Name of Subject Company)

Nanosphere, Inc.

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

63009F204

(CUSIP Number of Class of Securities)

Michael K. McGarrity, President and Chief Executive Officer

Nanosphere, Inc.

4088 Commercial Avenue

Northbrook, Illinois 60062

(847) 400-9000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Blake Hornick

Seyfarth Shaw LLP

620 Eighth Avenue

New York, New York 10018

(212) 218-3338

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

(a)	Name and Address.

The name of the subject company to which this Schedule 14D-9 relates is Nanosphere, Inc., a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 4088 Commercial Avenue, Northbrook, Illinois 60062 and its telephone number is (847) 400-9000.

(b)	Securities.

The title and class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share. As of June 1, 2016, the Company had 49,708,909 shares of common stock, $0.01 par value, outstanding (the “Shares”).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address.

The Company is the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)	Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Commodore Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Luminex Corporation, a Delaware Corporation (“Luminex”), to purchase, all of the issued and outstanding Shares, other than the Shares owned by Luminex or its affiliates, at a purchase price of $1.70 net per share in cash without interest and less any applicable withholding taxes (the “Offer Price”), pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), in each case filed by the Purchaser or Luminex with the U.S. Securities and Exchange Commission (the “SEC”). The Offer is described in, and the Offer to Purchase and Letter of Transmittal are included in, a Tender Offer Statement (as amended or supplemented from time to time, and together with the exhibits thereto, “Schedule TO”), filed by the Purchaser and Luminex with the SEC on June 2, 2016. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Copies of the Offer to Purchase and Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 15, 2016, as amended by those certain First and Second Amendments to the Agreement and Plan of Merger dated as of May 22, 2016 and June 1, 2016, respectively (as so amended, except where the context would require otherwise, the “Merger Agreement”), by and among the Company, Luminex and the Purchaser. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as a wholly owned subsidiary of Luminex (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares held (i) in the treasury of the Company or by Luminex or Purchaser, which Shares shall be canceled and shall cease to exist,

(ii) by Luminex, Purchaser, or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries, which Shares will be automatically cancelled and retired and shall cease to exist, and (iii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be canceled and converted into the right to receive an amount equal to the Offer Price in cash, without interest and less any applicable taxes required to be withheld.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on June 2, 2016. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 12:00 midnight (Eastern Daylight Time) at the end of the day on June 29, 2016, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The Offer to Purchase provides that there is no financing condition to the Offer. The Offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute at least a majority of the outstanding Shares, excluding Shares owned by Purchaser Group and its affiliates. The Offer also is subject to certain other conditions described in the Offer to Purchase. See “The Tender Offer—Section 12—Conditions to the Offer” in the Offer to Purchase, which information is incorporated herein by reference.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, and the Merger Agreement. The Offer to Purchase, Letter of Transmittal, this Schedule 14D-9, and the Merger Agreement should each be carefully read in its entirety before you make a decision with respect to the Offer.

Parent has formed Purchaser for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(A) to the Schedule TO, the address of the principal executive office of both the Purchaser and Luminex is 12212 Technology Boulevard, Austin, Texas 78727 and the telephone number at such office is (512) 219-8020.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9 can be obtained without charge from the SEC’s website at www.sec.gov.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Conflicts of Interest.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates on the one hand, and: (i) the Company’s executive officers, directors or affiliates; or (ii) the Purchaser or Luminex, or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company, Luminex and the Purchaser

Merger Agreement

The Merger Agreement governs the contractual rights among the Company, Luminex, and Purchaser in relation to the Offer, the Merger, and the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Luminex, or Purchaser. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the

Company, Luminex, or Purchaser, in the Company’s or Luminex’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure letter provided by the Company to Luminex and Purchaser in connection with the execution and delivery of the Merger Agreement. These disclosure letter contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Luminex, and Purchaser and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Luminex, or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Luminex, or Purchaser, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

Luminex and the Company entered into a confidential disclosure agreement with an effective date of November 6, 2015 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Luminex and the Company agreed that, subject to certain exceptions, certain non-public, confidential and/or proprietary information each may make available to the other in connection with discussions concerning a possible strategic transaction involving the Company and/or its stockholders, will not be disclosed or used for any other purpose.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Letter of Intent

The Company and Luminex entered into a non-binding letter of intent (the “LOI”) on April 22, 2016 whereby, in connection with discussions regarding a possible transaction between the Company and Luminex and the requirement to expend a substantial amount of time and resources to evaluate such transaction, the Company and Luminex agreed that, from April 22, 2016 through 5:00 p.m. EDT on May 27, 2016, neither the Company nor its equity owners would (x) discontinue negotiations with Luminex, or (y) enter into or continue discussions relating to a sale of the Company or its assets or equity securities with anyone other than Luminex until after 5:00 p.m. EDT on May 27, 2016.

This summary of the LOI is only a summary and is qualified in its entirety by reference to the LOI, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

Support Agreements

Concurrently with entering into the Merger Agreement, Luminex entered into Support Agreements dated as of May 15, 2016 (the “Support Agreements”) with Michael K. McGarrity, Lorin J. Randall, Gene Cartwright, Ph.D., Erik Holmlin, Ph.D., Michael J. Ward, Kristopher A. Wood, Farzana Moinuddin, and Kenneth Bahk, Ph.D. (each a “Supporting Stockholder”). The Supporting Stockholders collectively beneficially owned, in the aggregate, 590,800 Shares (or approximately 1.2% of all Shares outstanding as of June 1, 2016).

The Support Agreements provide that, at least five (5) Business Days prior to the initial expiration date of the Offer, each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Support Agreement or that such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”). The Support Agreements also provide that, during the period from the date of the Support Agreements until the earlier to occur of: (i) the Effective Time; (ii) the date and time the Merger Agreement is validly terminated pursuant to the terms thereof (such period, the “Support Period”), the Supporting Stockholders will vote their Subject Shares (1) for adoption and approval of the Merger Agreement and the transactions and agreements contemplated thereby; (2) against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger, or any other transactions contemplated by the Merger Agreement; and (3) against any of the following actions (other than those actions that relate to the Offer, the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, or reorganization of the Company or any of its subsidiaries, (B) any sale, lease or transfer of any significant part of the assets of the Company or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries, (D) any material change in the capitalization of the Company or any of its subsidiaries, or the corporate structure of the Company or any of its subsidiaries, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any other transaction expressly contemplated by the Merger Agreement.

The summary of the Support Agreements contained in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements” is incorporated by reference herein. Such summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Beneficial Ownership of Common Stock

According to the Schedule TO, neither Luminex nor Purchaser beneficially own any Shares, except for Shares that may be deemed beneficially owned by them by virtue of the Support Agreements.

Arrangements between the Company and its Executive Officers and Directors

Overview

In considering the recommendation of the Company’s Board of Directors (the “Board”) set forth in “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” the Company’s stockholders should be aware that certain executive officers and directors of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

The following summaries are qualified in their entirety by reference to the Merger Agreement, the Nanosphere, Inc. 2000 Equity Incentive Plan (the “2000 Plan”), the Nanosphere, Inc. 2007 Long-Term Incentive Plan (the “2007 Plan”), and the Nanosphere, Inc. 2014 Long-Term Incentive Plan (the “2014 Plan” and together with the 2000 Plan and the 2007 Plan, the “Company Stock Plans”), the letter agreement and related Employment Agreement between the Company and Michael K. McGarrity dated September 8, 2005, the agreement between the Company and Kenneth Bahk dated April 25, 2013, the Agreement between the Company and Farzana Moinuddin dated November 10, 2015, the Severance Agreement between the Company and Michael K. McGarrity dated as of August 5, 2015, the Severance Agreement between the Company and Kenneth Bahk dated as of August 5, 2015, and the Severance Agreement between the Company and Farzana Moinuddin dated as of August 5, 2015. The 2000 Plan and the 2007 Plan were terminated upon adoption of the 2014 Plan. The 2014 Plan is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

Assuming the Company’s executive officers and directors tender all of the Shares they beneficially own pursuant to the Offer and their respective Support Agreements, under the terms of the Merger Agreement, they will receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of May 26, 2016, those executive officers and directors of the Company set forth in the “Table of Equity Related Payments” below beneficially owned, in the aggregate, 590,800 Shares. Assuming the executive officers and directors tender all 590,800 Shares for purchase pursuant to the Offer and those Shares are accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive an aggregate of approximately $688,230 in cash, without interest. As indicated below, to the knowledge of the Company, each executive officer and director of the Company currently is obligated to and intends to tender all of their Shares in the Offer.

Effect of the Offer and the Merger Agreement on Equity Awards

At the Effective Time, each option to acquire Shares (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time and is then vested or exercisable or becomes vested as a result of the transactions contemplated by this Agreement, shall be, by virtue of the Merger and without any action on the part of Luminex, the Purchaser, the Company, the holder of that Company Stock Option or any other Person, cancelled and converted into the right to receive from Luminex and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (x) the aggregate number of Shares subject to such Company Stock Option, multiplied by (y) the excess, if any, of the Offer Price over the per share exercise price under such Company Stock Option, less any taxes required to be withheld in accordance with the Merger Agreement.

At the Effective Time, each restricted stock unit award and other right, contingent or accrued, to acquire or receive Shares or benefits measured by the value of such shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, or payable under any Company Stock Plan (as defined below), other than Company Stock Options (each, a “Company Stock Award”) immediately prior to the Effective Time and which is then vested or exercisable or becomes vested as a result of the transactions contemplated by this Agreement, shall be, by virtue of the Merger and without any action on the part of Luminex, the Purchaser, the Company, the holder of that Company Stock Award or any other person, cancelled and converted into the right to receive from Luminex and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (x) the aggregate number of Shares in respect of such Company Stock Award multiplied by (y) the excess, if any, of the Offer Price over any applicable strike price or other amount required to be paid with respect to such Company Stock Award (if any), less any taxes required to be withheld in accordance with Section 3.05 of the Merger Agreement.

At or prior to the Closing Date, the Board and the compensation committee of the Board, as applicable, shall cause each Company Stock Plan to be terminated, effective as of or prior to the Closing Date.

At the Effective Time, and in accordance with the terms of each warrant to purchase Shares that is listed on Section 3.8 of the Company Disclosure Letter (collectively, the “Warrants”) and that is issued and outstanding immediately prior to the Effective Time, unless otherwise elected by the holder of any such Warrant, Luminex shall cause the Surviving Corporation to issue a replacement warrant to each holder thereof providing that such replacement warrant shall be exercisable for an amount in cash, without interest, equal to the product of (x) the aggregate number of Shares in respect of such Warrant multiplied by (y) the excess, if any, of the Offer Price over the per share exercise price under such Warrant, less any taxes required to be withheld in accordance with the Merger Agreement. From and after the Closing, Luminex shall cause the Surviving Corporation to comply with all of the terms and conditions set forth in each such replacement warrant, including the obligation to make the payments contemplated thereby upon exercise thereof.

Employment Agreements and Change in Control and Severance Agreements

On September 8, 2005, the Company entered into a letter agreement and related Employment Agreement with Michael K. McGarrity (the “McGarrity Employment Agreement”) concerning his employment with the Company. On April 25, 2013, the Company entered into an Employment Agreement with Kenneth Bahk, Ph.D. (the “Bahk Employment Agreement”) concerning his employment with the Company. On November 10, 2015, the Company entered into an Employment Agreement with Farzana Moinuddin (the “Moinuddin Employment Agreement” and together with the McGarrity Employment Agreement and the Bahk Employment Agreement, the “Employment Agreements”) concerning her employment with the Company.

Pursuant to Section 2(a) of the Employment Agreements, Mr. McGarrity, Mr. Bahk, and Ms. Moinuddin agreed that beginning on the date they were hired and for the period of one (1) year following the end of their employment with the Company, they would not, directly or indirectly, compete in any manner or capacity (e.g. as an advisor, principal, agent, consultant, partner, member, joint venture, officer, director, employee, equity holder, lender, or otherwise) with the Company in the area of biodiagnostics using nanoparticles or any other business conducted or under research and/or development by the Company as to which they performed services or acquired proprietary information. Under the terms of the Merger Agreement, the Company, Luminex and the Purchaser agreed that the McGarrity Employment Agreement and the Bahk Employment Agreement would be amended at Closing to provide that, effective on and subject to the Closing, Section 2(a) thereof shall be deleted (except that the definition of “Restricted Period” shall remain one (1) year for purposes of Section 2(d) thereof).

On August 5, 2015, the Company entered into a Severance Agreement with each of Mr. McGarrity, Mr. Bahk, and Ms. Moinuddin (each, a “Severance Agreement” and collectively, the “Severance Agreements”). Pursuant to the terms of each of the Severance Agreements, upon termination of employment for any reason, each executive shall be entitled to his or her base salary accrued through the date of termination, earned but unused vacation and paid time off in accordance with Company policy, reimbursement of any business expenses properly incurred prior to the date of termination to the extent properly substantiated in accordance with Company policy, and any amounts payable upon or following termination of employment pursuant to the Company’s employee benefit plans and policies (not including any severance, separation pay, or supplemental unemployment benefit plan) in accordance with the terms of such plan or policy (collectively, the “Accrued Obligations”). If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “Change in Control” under the Employment Agreements and the Severance Agreements.

Under the terms of his Employment Agreement and Severance Agreement, if Mr. McGarrity’s employment is terminated by the Company without “cause” or by Mr. McGarrity for “good reason” and the date of the notice of termination occurs less than twelve (12) months following a Change in Control, in addition to the Accrued Obligations and subject to other provisions of his Severance Agreement, Mr. McGarrity is entitled to an amount equal to one hundred fifty percent (150%) of the sum of (x) his annual base salary as in effect immediately prior to the notice of termination, plus (y) his target annual bonus for the year in which the termination occurs, payable in a single lump sum within sixty (60) days following the effective date of termination (or the date of the

“Change in Control”, if later). If Mr. McGarrity elects continuation coverage under one of the Company’s medical plans, for himself or his qualified dependents, pursuant to Section 4980B of the Code or any comparable law (“COBRA”), then for each of the first twelve (12) months during which such COBRA coverage is in effect, the Company would pay Mr. McGarrity an amount equal to the excess, if any, of the premium charged for such COBRA coverage over the premium that would be paid by an active employee for comparable coverage. Finally, all of Mr. McGarrity’s outstanding equity awards will be fully vested and, to the extent vesting is based upon achievement of performance goals, the performance goals shall be deemed to have been satisfied at the target level.

Pursuant to the terms of the Merger Agreement, the Company, Luminex, and the Purchaser agreed to amend the terms of Mr. McGarrity’s Severance Agreement. If the Offer is completed in accordance with the terms of the Merger Agreement, with respect to Mr. McGarrity, the Company shall obtain his commitment to work as an employee of the Surviving Corporation or Luminex for a period up to three (3) months after the Closing (unless the employing entity releases him from employment sooner) and the employing entity shall pay him total gross compensation of $27,500 per month and provide him with group health insurance and similar benefits during such period generally comparable to what he received immediately prior to the Closing. If mutually agreed, Mr. McGarrity may continue his employment with the employing entity through the balance of the 2016 calendar year. At the time of his separation of service in 2016 (or at the conclusion of 2016 if there has been no separation of service) he will be eligible to receive his performance bonus for 2016 on a pro rata basis, based on the achievement of performance metrics to be separately agreed to by Mr. McGarrity and the employing entity. At or immediately subsequent to Closing, Luminex or Surviving Corporation will pay Mr. McGarrity a lump sum severance payment in the amount of $990,000 as payment of the severance payable pursuant to his Employment Agreement and Severance Agreement; provided, that Mr. McGarrity has executed and delivered (and not revoked) a commercially reasonable release of and covenant not to sue with respect to all claims against the Company, Luminex and the Purchaser, and their related parties, related to his employment including any claims under the Age Discrimination in Employment Act and any corresponding Illinois law (it being agreed that such release and covenant not to sue shall not affect his rights and claims with respect to the Merger Agreement and the transactions contemplated thereby, nor require him to release his rights to indemnification, directors and officers insurance, or to vested benefits in accordance with the terms of any applicable plan). At such time as Mr. McGarrity is released from employment by the Surviving Corporation or Luminex, the Surviving Corporation or Luminex will provide Mr. McGarrity reimbursement of COBRA premiums paid by him or his spouse for health insurance coverage under the Company’s group health plan (for him, his spouse and dependents) for twelve (12) months after separation, on an “as incurred” basis. The obligation to reimburse COBRA premiums for continuation of health insurance coverage shall terminate on the date on which Mr. McGarrity becomes covered under another group health plan from another employer.

Under his Severance Agreement, if Mr. Bahk’s employment is terminated by the Company without “cause” or by Mr. Bahk for “good reason” and the date of the notice of termination occurs less than twelve (12) months following a Change in Control, in addition to the Accrued Obligations and subject to other provisions of his Severance Agreement, Mr. Bahk is entitled to an amount equal to fifty percent (50%) of the sum of (x) his annual base salary as in effect immediately prior to the notice of termination, plus (y) his target annual bonus for the year in which the termination occurs, payable in a single lump sum within sixty (60) days following the effective date of termination (or the date of the “Change in Control”, if later). If Mr. Bahk elects continuation coverage under one of the Company’s medical plans, for himself or his qualified dependents, pursuant to COBRA, then for each of the first six (6) months during which such COBRA coverage is in effect, the Company would pay Mr. Bahk an amount equal to the excess, if any, of the premium charged for such COBRA coverage over the premium that would be paid by an active employee for comparable coverage. Finally, all of Mr. Bahk’s outstanding equity awards will be fully vested and, to the extent vesting is based upon achievement of performance goals, the performance goals shall be deemed to have been satisfied at the target level.

Under her Severance Agreement, if Ms. Moinuddin’s employment is terminated by the Company without “cause” or by Ms. Moinuddin for “good reason” and the date of the notice of termination occurs less than twelve

(12) months following a Change in Control, in addition to the Accrued Obligations and subject to other provisions of her Severance Agreement, Ms. Moinuddin is entitled to an amount equal to thirty-three and one-third percent (33.33%) of the sum of (x) her annual base salary as in effect immediately prior to the notice of termination, plus (y) her target annual bonus for the year in which the termination occurs, payable in a single lump sum within sixty (60) days following the effective date of termination (or the date of the “Change in Control”, if later). If Ms. Moinuddin elects continuation coverage under one of the Company’s medical plans, for herself or her qualified dependents, pursuant to COBRA, then for each of the first four (4) months during which such COBRA coverage is in effect, the Company would pay Ms. Moinuddin an amount equal to the excess, if any, of the premium charged for such COBRA coverage over the premium that would be paid by an active employee for comparable coverage. Finally, all of Ms. Moinuddin’s outstanding equity awards will be fully vested and, to the extent vesting is based upon achievement of performance goals, the performance goals shall be deemed to have been satisfied at the target level.

Effect of Merger Agreement on Employee Benefits

The Merger Agreement provides that in no event will Luminex or the Surviving Corporation take any action that would have the effect of requiring any notice or consent to be given or sought prior to the Closing pursuant to the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to the plant closing, relocations, mass layoffs and employment losses in connection with the transactions contemplated by this Agreement. With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Luminex or any of its subsidiaries, excluding both any retiree healthcare plans or programs maintained by Luminex or any of its subsidiaries and any equity compensation arrangements maintained by Luminex or any of its subsidiaries (collectively, “Parent Benefit Plans”) in which any employees of the Company who remain employed immediately after the Effective Time (collectively, the “Company Continuing Employees”) will participate effective as of the Effective Time, Luminex shall, or shall cause the Surviving Corporation to, recognize all service of the Company Continuing Employees with the Company or any of its subsidiaries, as the case may be as if such service were with Luminex, for vesting and eligibility purposes (but not for (i) purposes of early retirement subsidies under any Parent Benefit Plan that is a defined benefit pension plan or (ii) benefit accrual purposes, except for vacation, if applicable) in any Parent Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Effective Time; provided, that such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Company Employee Plan.

With respect to the Nanosphere, Inc. 401(k) Plan (the “401(k) Plan”), if at any time prior to the Closing a failure to comply with applicable laws or the requirements of the 401(k) Plan is identified (whether by the Luminex or its counsel, the Company or its counsel, or otherwise), then prior to the Closing, the Company shall act diligently and in good faith and use its commercially reasonable best efforts to (i) cause its plan advisors to prepare and submit a Voluntary Correction Program application to the IRS under the IRS’s correction program, and/or a Voluntary Fiduciary Correction Program application to the U.S. Department of Labor, as applicable, to correct the problem or failure, and (ii) shall make all contributions to and other adjustments with respect to amounts held in the 401(k) Plan required with respect to the correction. For purposes of clarification, so long as the Company has acted diligently and in good faith, and used its commercially reasonable best efforts, the inability of the Company to complete the preparation and submission of the Voluntary Correction Program Application and/or make the necessary contribution, due to insufficient time between the identification of the compliance problem or failure, and the Closing, shall not be deemed a breach of the Merger Agreement by the Company, nor a failure of any condition precedent to Closing.

As of the date of this Schedule 14D-9, other than as set forth in the section titled “Agreements or Arrangements with Executive Officers of the Company” with respect to Mr. McGarrity, no members of the Company’s current management have entered into any agreement, arrangement or understanding with Luminex, Purchaser or their affiliates with respect to employment with the Surviving Corporation or any of its subsidiaries. Moreover, as of the date of this Schedule 14D-9, other than as set forth in the section titled “Agreements or

Arrangements with Executive Officers of the Company,” no discussions have occurred between members of the Company’s current management and representatives of Luminex, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Although it is possible that certain other members of the Company’s current management team will enter into arrangements with Luminex, Purchaser or their affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Luminex, as of the date of this Schedule 14D-9, no discussions have occurred between members of the Company’s current management and representatives of Luminex, Purchaser or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement.

Golden Parachute Compensation

Background

In this Schedule 14D-9, the Company is required to disclose any agreement or understanding, whether written or unwritten, between the Company’s named executive officers and the Company or Luminex concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer. The Company has entered into the Employment Agreements and the Severance Agreements that provide for change in control benefits to Mr. McGarrity, Mr. Bahk and Ms. Moinuddin.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of the Company that is based upon or otherwise related to the transactions contemplated by the Merger Agreement. If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change of control” under the terms of the Severance Agreements, pursuant to which the named executive officers may become entitled to receive certain payments and benefits.

For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the Offer was consummated on June 2, 2016, (ii) each applicable named executive officer incurs a termination of his employment that would trigger severance payments and benefits, and (iii) the Offer Price is $1.70 per Share. For additional details regarding the terms of the payments quantified below, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements or Arrangements with Executive Officers of the Company.” The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name	Cash ($)(1)	Equity ($)		Other ($)(5)	Total ($)
Michael K. McGarrity, President and Chief Executive Officer	990,000	590,500	(2)	21,411	1,601,911
Kenneth Bahk, Chief Strategy Officer	210,000	145,500	(3)	10,706	366,206
Farzana Moinuddin, Acting Principal Financial Officer and Chief Accounting Officer	83,250	27,400	(4)	—	110,650

(1)	Represents 150%, 50% and 33 and 1/3% of the sum of annual base salary and target annual bonus opportunity payable to Mr. McGarrity, Mr. Bahk and Ms. Moinuddin, respectively, in each case upon a termination within 12 months of a change in control pursuant to employment and severance agreements between the Company and each of Mr. McGarrity, Mr. Bahk and Ms. Moinuddin.
(2)	Represents the value of (i) 345,000 outstanding restricted stock awards that will vest upon consummation of the Transactions at the $1.70 per share purchase price, and (ii) 200,000 outstanding options to purchase common stock at an exercise price of $1.68 per share that will vest and be cancelled for $0.02 per share upon consummation of the Transactions at the $1.70 per share purchase price.
(3)	Represents the value of (i) 85,000 outstanding restricted stock awards that will vest upon consummation of the Transactions at the $1.70 per share purchase price, and (ii) 50,000 outstanding options to purchase common stock at an exercise price of $1.68 per share that will vest and be cancelled for $0.02 per share upon consummation of the Transactions at the $1.70 per share purchase price.

(4)	Represents the value of (i) 16,000 outstanding restricted stock awards that will vest upon consummation of the Transactions at the $1.70 per share purchase price, and (ii) 10,000 outstanding options to purchase common stock at an exercise price of $1.68 per share that will vest and be cancelled for $0.02 per share upon consummation of the Transactions at the $1.70 per share purchase price.
(5)	Represents the estimated value of COBRA premiums for twelve, six and four months for Mr. McGarrity, Mr. Bahk, and Ms. Moinuddin respectively, pursuant to their respect Severance Agreements with the Company.

Effect of the Merger on Director and Officer Indemnification and Insurance.

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Luminex or the Surviving Corporation for a period of time following the Effective Time.

Until the sixth anniversary of the effective time of the Merger, Luminex and the Surviving Corporation shall (i) indemnify, defend and hold harmless each present and former director and officer of the Company (the “Indemnified Persons”) against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in connection with the Transactions); and (ii) reimburse each Indemnified Person for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Person to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under applicable law; provided, however, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent (which consent shall not be unreasonably withheld or delayed).

The Surviving Corporation shall, and Luminex shall cause the Surviving Corporation to, (i) maintain in effect for a period of six (6) years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company when compared to the insurance maintained by the Company as of the date of the Merger Agreement), or (ii) obtain as of the Effective Time “tail” insurance policies with a claims period of six (6) years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by the Merger Agreement); provided, however, that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of three hundred percent (300%) of the last annual premium paid by the Company for such insurance prior to the date of this Agreement (the “Maximum Premium”). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, the Surviving Corporation will obtain, and Luminex will cause the Surviving Corporation to obtain, that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium.

Section 16 Matters

As permitted by the Merger Agreement, the Board will adopt a resolution in connection with the closing of the Transactions so that the disposition of all Company equity securities pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction under Rule 16b-3 of the Exchange Act.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

(a)	Solicitation or recommendation.

At a meeting held on May 15, 2016, after careful consideration, the Board, among other things, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of Delaware law, (iii) recommended that holders of Shares accept the Offer and tender their Shares to Purchaser in the Offer, and (iv) elected that the Merger Agreement and the Transactions be expressly governed by Section 251(h) of Delaware Law.

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

In evaluating the Offer and the Merger, the Board consulted with the Company’s management and legal and financial advisors and, in making the recommendation described above, the Board took into account a number of reasons, described under “Reasons for the Recommendation of the Board” below.

A copy of the joint press release issued by Luminex and the Company, dated May 16, 2016, announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(i) and is incorporated herein by reference. A copy of the joint press release issued by Luminex and the Company, dated May 23, 2016, announcing the execution of the First Amendment of the Merger Agreement is filed as Exhibit (a)(5)(ii) and is incorporated herein by reference.

(b)	Background of the Transactions; Reasons for the Recommendation of the Board

Background of the Transactions

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement and Luminex’s commencement of the Offer. The following chronology does not purport to catalogue every conversation among the Board or the representatives of the Company and other parties.

The Board, together with the Company’s management and with the assistance of the Company’s advisors, periodically reviews and considers various strategic and other opportunities available to the Company to enhance stockholder value, taking into consideration the Company’s performance, competitive dynamics, macroeconomic developments and industry trends. These reviews have included discussions of the Board’s views of the Company’s potential near- and long-term performance as a stand-alone enterprise (including possible operational and capital raising challenges) or the possible sale of the Company to, or combination of the Company with, a third party as a means to enhance stockholder value, and the potential benefits and risks of any such course of action.

On August 25, 2014, representatives of the Company had an organizational meeting with representatives of Jefferies LLC (“Jefferies”) regarding the exploration of potential strategic alternatives for the Company. The parties discussed a business update on the Company, process considerations and timing with respect to a possible strategic transaction, a preliminary strategic partners list, and potential next steps. Beginning on September 1, 2014, in consultation with certain directors, the Company’s management and Jefferies discussed certain companies that might have interest in a potential strategic transaction with the Company. In considering potentially interested parties, various factors were taken into account, including each company’s potential interest in entering into a potential strategic transaction with the Company given such company’s perceived strategic priorities; such company’s financial strength and resources to pursue a strategic transaction in a timely manner; the risk of leaks as a result of engaging with such company; and such company’s experience completing sophisticated strategic transactions in a timely manner.

In connection with the subsequent engagement of Jefferies as a financial advisor to the Company, the Board determined that Jefferies did not have any material engagements with prospective counterparties then under consideration that, in the Board’s view, would impair Jefferies’ ability to provide financial advisory services to the Company. On September 4, 2014, at the Board’s direction, the Company’s management and representatives of Jefferies began to contact the various parties previously identified to discuss their potential interest in a strategic transaction with the Company.

In early September 2014, 33 potential buyers of the Company (which included Luminex) were contacted, of which six executed a non-disclosure agreement with the Company. Thereafter, a first round process letter which, among other things, outlined procedures for submission of proposals for an acquisition of the Company was delivered to each of the six potential buyers.

Throughout late September and early October 2014, each of the six potential buyers attended a management presentation regarding the Company at the offices of Seyfarth Shaw LLP (“Seyfarth”) in Chicago, Illinois. Five of the six potential buyers subsequently indicated in late September and October 2014 that they were not interested in pursuing a strategic transaction with the Company.

On October 3, 2014 and October 21, 2014, the then Chairman of the Board and Mr. Michael K. McGarrity, Chief Executive Officer of the Company, spoke by teleconference and discussed financing matters and the Company’s strategic transaction process. On October 17, 2014, Mr. McGarrity spoke with the full Board by teleconference and provided an update with respect to, among other things, the Company’s operating and financial performance and developments regarding the Company’s strategic transaction process.

On October 28, 2014, the sixth potential buyer of the Company (which we refer to as “Party A”) submitted a preliminary, non-binding proposal to the Company to acquire the Company for $0.58 per Share (which was prior to the Company’s 20-to-1 reverse stock split effected in April 2015) in an all-cash transaction valued at approximately $68 million. Representatives of the Company acknowledged receipt of the proposal and informed Party A’s representatives that they would discuss the proposal with the Board before responding.

On October 29, 2014, the Board held a conference call to discuss the non-binding proposal from Party A. Members of the Company’s management, representatives of the Company’s legal counsel, Seyfarth, and representatives from Jefferies were in attendance. Representatives of Seyfarth reviewed with the Board its fiduciary duties in the context of evaluating a possible strategic transaction by the Company. During this meeting, the Company’s management updated the Board regarding Party A and Party A’s initial proposal. At the recommendation of the Board at this meeting, the Company hosted Party A at its offices for an all-day due diligence meeting on November 18, 2014, during which meeting representatives of Party A reviewed information regarding the Company’s business, operations and financial matters. Subsequently, the Company and Party A held a follow-up diligence call on November 20, 2014. In late 2014, following these due diligence meetings and Party A’s additional due diligence, Party A indicated that it was not prepared to pursue a potential strategic transaction with the Company.

In early November 2014, at the direction of the Company, Jefferies contacted an additional potential strategic buyer (which was not Luminex). This party executed a non-disclosure agreement in early-November 2014, and subsequently attended a management presentation regarding the Company in mid-November 2014. In January 2015, representatives of this potential buyer indicated that such potential buyer was not interested in pursuing a strategic transaction with the Company.

On November 17, 2014, the then Chairman of the Board and Mr. McGarrity held a conference call during which they discussed financing matters and the Company’s strategic transaction process. On November 19, 2014 and December 19, 2014, the Board held meetings by conference call and discussed, among other things, the Company’s operating and financial performance and developments regarding the Company’s strategic transaction process.

In early December 2014, one of the other original 33 potential buyers (which we refer to as “Party B”) executed a non-disclosure agreement with the Company. In mid-December 2014, Party B attended a management presentation regarding the Company via teleconference and WebEx. Party B did not submit a proposal regarding the Company at this time. In January 2015, at the Company’s request, Jefferies informed Party B’s financial advisor that the Company would consider alternative potential transaction structures involving Party B, including a strategic investment and/or joint venture.

From January 12, 2015 through January 16, 2015, the Company attended meetings with potential interested parties (which again did not include Luminex) during the J.P. Morgan Healthcare Conference in San Francisco, California.

The Board held meetings on January 9, 2015, February 13, 2015, February 25, 2015, March 23, 2015, March 31, 2015, April 14, 2015, April 15, 2015, April 27, 2015, May 1, 2015, May 6, 2015 and May 27, 2015 during which the Board continued to discuss, among other things, financing options, the status of the Company’s strategic transaction process and related matters.

On March 24, 2015, Mr. Bahk, the Company’s Chief Strategy Officer, received an e-mail from a vice president of one of the original potential buyers previously contacted (which we refer to as “Party C”), expressing Party C’s interest in a potential transaction with the Company. Party C executed a non-disclosure agreement with the Company on March 30, 2015 and attended a management presentation regarding the Company via teleconference on April 21, 2015. The Company provided Party C with access to its virtual data room (“VDR”) on April 24, 2015. On May 7, 2015, the Company and Party C held a conference call to discuss the scope of Party C’s due diligence on the Company. The Company and Party C held a follow-up diligence conference call on May 18, 2015 during which the Company’s management provided an overview of the Company’s business, operations and financial matters. Party C conducted on-site diligence at the Company’s headquarters on June 2, 2015.

In late June 2015, a new third party (which was not Luminex) contacted Mr. McGarrity expressing interest in a transaction with the Company and attended a management presentation by Mr. McGarrity and Mr. Bahk and visited the Company’s facilities. A non-disclosure agreement was sent to, but was not executed by, this additional potential buyer, and discussions terminated.

On June 23, 2015, an officer of Party B met with Mr. McGarrity, and advised Mr. McGarrity that Party B intended to pursue an acquisition of the Company.

On August 30, 2015, an officer of Party B contacted Mr. McGarrity by e-mail regarding a potential strategic transaction. Mr. McGarrity, Mr. Bahk and officers of Party B held a conference call on August 31, 2015. On September 8, 2015, representatives of Party B sent an e-mail to Mr. McGarrity, noting that Party B had received approval from its Investment Committee to continue discussions with the Company regarding a potential strategic transaction. Party B’s representatives also informed Mr. McGarrity of Party B’s internal process for proceeding with a transaction, noting that Party B would need to have two additional meetings internally before Party B could provide the Company with a non-binding letter of intent. Party B advised Mr. McGarrity that the first meeting, the “Management Meeting,” would occur in September 2015 at which Party B’s management would discuss whether to proceed with Party B’s initial due diligence on the Company. If approved, upon completion of Party B’s initial due diligence, Party B would then have a board meeting to decide if Party B would provide the Company with a non-binding letter of intent after which Party B would complete its confirmatory due diligence regarding the Company’s business, operations and financial matters.

In September 2015, the Company provided Party C with a preliminary indicative term sheet for a potential convertible preferred stock investment in the Company. On September 14, 2015, and again on September 30, 2015, at the Company’s request, Jefferies and Party C held a conference call regarding a potential convertible preferred stock investment. However, Party C ultimately declined interest in both an acquisition of the Company and such proposed investment.

On October 9, 2015, Party B’s representatives sent Mr. McGarrity an e-mail regarding Party B’s initial due diligence of the Company in which Party B set forth its expectations regarding the due diligence process. Included with such e-mail was a list of Party B’s due diligence questions to date, including business, technology and intellectual property, legal, and accounting-related questions regarding the Company.

Also on October 9, 2015, Nachum “Homi” Shamir, President and Chief Executive Officer of Luminex, sent an e-mail to Mr. McGarrity to introduce himself and requested a meeting between Luminex and the Company. On October 10, 2015, Mr. McGarrity responded and suggested a meeting in Austin, Texas during the annual meeting of the Association for Molecular Pathology to be held during November 5th through 7th in Austin, Texas. In early November, Mr. McGarrity informed Mr. Shamir via e-mail that he was unable to attend the meeting and suggested via e-mail a telephone conference instead.

On October 21, 2015, representatives of Party B and its advisors were provided with VDR access. On October 23, 2015, Party B entered into a new non-disclosure agreement with the Company.

On October 28, 2015, representatives of Party B attended a conference call with Mr. McGarrity to discuss the overall due diligence and related process.

On November 5, 2015, Mr. Shamir and Mr. McGarrity, along with Mr. Russell W. Bradley, Senior Vice President for Corporate Development and Chief Marketing and Sales Officer for Luminex, and Mr. Kyle Fieleke, Director of Corporate Development for Luminex, held a conference call wherein Mr. Shamir introduced himself and his team and expressed Luminex’s potential interest in acquiring the Company. Mr. McGarrity referred Mr. Shamir to Jefferies. Later that day, Messrs. Shamir, Bradley and Fieleke called a representative of Jefferies and briefed him on the previous call with Mr. McGarrity. Following that call, the Company and Luminex negotiated the terms of a non-disclosure agreement, which agreement was executed on November 6, 2015. At the Company’s request, representatives of Jefferies and Luminex held a conference call on November 9, 2015 to discuss potential next steps. Representatives of Luminex, including its in-house legal department, engaged with representatives of the Company for the purpose of Luminex’s due diligence.

On November 9, 2015 and November 10, 2015, representatives of Party B conducted an on-site visit of the Company’s facilities and engaged in due diligence, including meetings with members of the Company’s management team.

On November 24, 2015, Luminex representatives attended a meeting with Mr. McGarrity, Mr. Bahk and Dave Morrow, the Company’s Vice President of Platform Development, at the Company’s offices, which included the Company’s management presentation, a working lunch, and facility tour. Luminex attendees included Dr. Chuck Collins, its Vice President of Systems R&D, Mr. Fieleke, and Mr. Bradley. Following the meeting, Luminex was provided with several non-public diligence documents, including a copy of the Company’s November 24, 2015 management presentation, a summary of operating expenditures and headcount data and the Company’s summary projected financials and fully diluted share count.

On December 16, 2015, at the Company’s request, representatives of Jefferies and Luminex held a conference call regarding the status of Luminex’s initial due diligence review of the Company.

After the Company announced that it had priced a registered offering of approximately 21.6 million shares of common stock (including shares of common stock issuable upon conversion of shares of Series C convertible preferred stock) and warrants to purchase approximately 22.6 million additional shares of common stock on December 17, 2015 (the “Public Offering”), Mr. Shamir sent to Mr. McGarrity by e-mail a written, non-binding letter of intent from Luminex to acquire the Company for $1.00 per Share in cash (the “Initial Luminex Proposal”), representing a premium of approximately 106% to the closing price per Share on December 17, 2015. The Initial Luminex Proposal was subject to negotiation of a definitive agreement and satisfactory results of Luminex’s due diligence review of the Company and included a request for a 60-day period of exclusivity for Luminex subject to a further 15-day extension absent objection from the Company. The Initial Luminex Proposal indicated that it would expire by December 22, 2015 unless an exclusivity agreement had been reached by such date.

On December 17, 2015, at the Company’s request, a representative of Jefferies spoke with Mr. Shamir seeking clarification from Luminex as to whether the Initial Luminex Proposal took into account the Shares issuable in connection with the Public Offering since the Public Offering would result in a substantial increase in the Company’s equity capitalization relative to the 8.2 million Shares outstanding prior to the Public Offering and also communicated to Luminex that the Company would not meet Luminex’s deadline for responding to the Initial Luminex Proposal as the Company was focused on completing the Public Offering.

On December 24, 2015, an officer of Party B sent an e-mail to Mr. McGarrity that contained a written, non-binding letter of intent from Party B to acquire the Company at a purchase price of $35 million (or an equivalent of approximately $0.96 per Share as of such date) in cash on a fully diluted basis (the “Initial Party B Proposal”), together with a request for exclusive negotiations.

In middle to late December 2015, at the Company’s request, a representative of Jefferies contacted a representative of Luminex’s financial advisor, Perella Weinberg Partners (“PWP”), to inquire whether Luminex would increase the proposed price per Share. On December 29, 2015, a representative of PWP communicated verbally that Luminex would stay at $1.00 per Share assuming no issues were uncovered during due diligence.

On January 6, 2016, the Board held a conference call to, among other things, discuss the Initial Luminex Proposal and the Initial Party B Proposal. Members of the Company’s management and representatives of Seyfarth and Jefferies were in attendance. Representatives of Seyfarth reviewed with the Board its fiduciary duties in the context of evaluating a possible strategic transaction by the Company. During this meeting, the Company’s management and representatives of Jefferies updated the Board on the discussions with Luminex and Party B and reviewed with the Board the Initial Luminex Proposal and the Initial Party B Proposal. Following the meeting, in accordance with the Board’s directives, a representative of Jefferies called Mr. Shamir regarding the Initial Luminex Proposal and informed him that the proposed price in the Initial Luminex Proposal was low and that the Board expected to evaluate its options.

On January 8, 2016, Mr. Shamir sent an e-mail to Mr. McGarrity in which Mr. Shamir reiterated that the Initial Luminex Proposal had expired and that Luminex had expected a more formal response to it.

On January 11, 2016, Mr. Lorin J. Randall, Chairman of the Board, Mr. McGarrity and a representative from Seyfarth held a conference call to continue to discuss the Initial Luminex Proposal and the Initial Party B Proposal, the Company’s responses to both, and proposed next steps and timing.

On January 12, 2016, Mr. Shamir, Mr. Bradley and Mr. Harriss Currie, Luminex’s Chief Financial Officer, met in San Francisco, California with representatives of Jefferies. At this meeting, a representative of Jefferies explained, in accordance with the directives of the Board, that the Board had determined to conduct an evaluation of potential alternatives for the Company and that this process would take several months to accomplish.

On January 18, 2016, Mr. McGarrity visited Party B’s offices and met with representatives of Party B. Mr. McGarrity advised Party B that the Board was considering other possible strategic transactions or no strategic transaction, and the parties discussed process and expected timing for ongoing due diligence and consideration of the Initial Party B Proposal and any related modifications.

On February 16, 2016, the Board held a meeting at which Jefferies discussed with the Board preliminary financial perspectives regarding the Company, the Initial Luminex Proposal and the Initial Party B Proposal. The Board also discussed a counterproposal to the Initial Party B Proposal that would seek an investment in the Company by Party B that would enable the Company to continue as an independent enterprise in lieu of an acquisition of the Company.

On February 19, 2016, Mr. McGarrity attended a meeting with officers of Party B to discuss the Initial Party B Proposal. On February 22, 2016, the Company and representatives of Jefferies held a conference call with representatives from Party B’s financial advisor to discuss a potential investment by Party B and next steps. As a follow-up to the call, Party B’s financial advisor was provided with a draft term sheet from the Company summarizing a proposal for a potential investment by Party B in the Company. On March 1, 2016, at the Company’s request, representatives of Jefferies held a follow-up call with representatives of Party B’s financial advisor to discuss the Company’s proposed term sheet. Representatives of Party B’s financial advisor communicated that Party B would revise its proposal from $35 million, on a fully diluted basis, to $37 million (or an equivalent of approximately $0.98 per Share as of such date), on a fully diluted basis, in cash. On March 4, 2016, at the Company’s request, representatives of Jefferies held another follow-up call with representatives of Party B’s financial advisor, after which representatives of Party B’s financial advisor communicated that Party B would again revise its proposal from a purchase price of $37 million, on a fully diluted basis, to $45 million (or an equivalent of approximately $1.12 per Share as of such date), on a fully diluted basis, in cash. On March 8, 2016, at the Company’s request, representatives of Jefferies and Party B’s financial advisor held an additional follow-up call to discuss Party B’s revised proposal.

In early March 2016, at the Company’s request, Jefferies informed PWP via a conference call that the Company had decided to explore a potential sale of the Company and that there was an additional undisclosed party that had made a proposal at a higher proposed price than Luminex’s proposed price.

On March 14, 2016 and March 17, 2016, at the Company’s request, representatives of Jefferies held follow-up conference calls with representatives of Party B’s financial advisor. On March 18, 2016, the Board held a meeting to discuss the outstanding proposals from Luminex and Party B and determined to request that Party B present its best and final offer. On March 21, 2016, in accordance with the Board’s directives, representatives of Jefferies communicated to representatives of Party B’s financial advisor that the Board was not prepared to present a counterproposal and that the Board had requested Party B’s best and final offer in order to proceed with discussions. Following that communication, at the Company’s request, representatives of Jefferies held follow-up conference calls with representatives of Party B’s financial advisors on March 24, 2016 and March 30, 2016.

On March 24, 2016, a representative of Jefferies, at the Company’s request, called Mr. Chris O’Connor of PWP to inform him that the Company was considering a proposal from another undisclosed party and asked for a revised proposal in advance of the Company’s Board call which had been scheduled to discuss the alternative proposal.

On March 25, 2016, Luminex submitted a revised letter of intent (the “Revised Luminex Proposal”) to acquire the Company pursuant to which Luminex proposed to commence a tender offer, through Purchaser, for all of the issued and outstanding Shares, at a purchase price of $1.35 per Share in cash, representing a premium of approximately 71% to the closing price per Share as of March 24, 2016. The Revised Luminex Proposal was subject to negotiation of a definitive agreement and satisfactory results of Luminex’s due diligence review of the Company and included a request for a 60-day period of exclusivity for Luminex subject to a further 15-day extension absent objection from the Company. The Revised Luminex Proposal indicated that it would expire by March 28, 2016 unless an exclusivity agreement had been reached by such date.

Following receipt of the Revised Luminex Proposal, the Board held a conference call on March 25, 2016 to discuss the terms of the Revised Luminex Proposal.

Later on March 25, 2016, in accordance with the directives of the Board, a representative of Jefferies called Mr. O’Connor to express the interest of the Board in Luminex’s proposal and communicated that another party (Party B) also had an outstanding proposal, subject to completion of confirmatory diligence.

On March 29, 2016, Mr. Shamir met with Mr. McGarrity. Mr. McGarrity express that he believed the Board would accept the Revised Luminex Proposal of $1.35 per Share in cash so long as Luminex planned to complete its due diligence in the next 30 to 45 days. Mr. McGarrity stated that, at the current stage of negotiations, the Board was not willing to enter into an exclusive negotiating period during which the Company would not initiate or encourage any offers from a third party to acquire the Company.

Following receipt of the Revised Luminex Proposal, on March 30, 2016, Luminex’s chief executive officer sent Mr. McGarrity a proposed due diligence timeline, which Mr. McGarrity forwarded to representatives of Jefferies. On March 30, 2016, Mr. O’Connor of PWP also sent a proposed process timeline (which assumed exclusivity) to a representative of Jefferies. In accordance with the Company’s instructions, Jefferies discussed the proposed due diligence timeline with PWP, noted that the Company continued to hold discussions with other potential buyers and reiterated that the Company was not then willing to enter into an exclusivity agreement. PWP confirmed that Luminex would proceed with its due diligence review without an exclusive arrangement at that time.

On April 1, 2016, a representative of Party B’s financial advisor contacted a representative of Jefferies and stated that Party B was prepared to propose to acquire the Company for $1.20 per Share in cash, indicating that this was Party B’s best and final offer. On April 4, 2016, at the Company’s request, representatives of Jefferies held a follow-up conference call with representatives of Party B’s financial advisor. Following the call, Party B’s financial advisor provided a revised written, non-binding proposal on behalf of Party B setting forth such terms (the “Revised Party B Proposal”). Party B’s financial advisors also reiterated Party B’s request to have on-site and off-site due diligence sessions in the coming weeks, as well as visits with senior management personnel of the Company.

On April 5, 2016, Messrs. McGarrity, Bahk and Morrow, and Mr. Sudhakar Marla, Vice President of Assay Development, of the Company and Mr. Shamir, Harris T. Currie, Chief Financial Officer, Russell W. Bradley, Senior Vice President, Corporate Development, and Chief Marketing Officer, Mr. Fieleke, Richard Rew, Senior Vice President, Legal, and General Counsel, Randall Meyers, Senior Vice President, Global Manufacturing and Quality, Charles J. Collins, Vice President, Systems Research and Development, Scott C. Johnson, Vice President, Assay Research & Development, Edward A. Ogunro, a member of the Executive Committee of the Board of Directors, of Luminex and Chris O’Connor of PWP held an all-day off-site meeting at the Loews Chicago O’Hare Hotel. At the meeting, the parties discussed the Company’s management presentation and financial projections, the Verigene Flex System and potential next steps. The Company’s representatives also provided the representatives of Luminex with an overview of the information contained in the VDR.

On April 6, 2016, representatives of Luminex and its advisors were provided access to the VDR.

On April 7, 2016, additional representatives of Party B and its advisors were provided access to the VDR.

On April 13, 2016 and April 14, 2016, Messrs. McGarrity, Bahk, Morrow, Marla and other senior operations personnel of the Company and Messrs. Shamir, Currie, Bradley, Fieleke, Rew, Meyers, Johnson and other senior operations personnel of Luminex attended due diligence meetings in Chicago, Illinois during which the Company’s representatives provided additional information to Luminex regarding the Company’s business, operations and financial matters.

On April 15, 2016, Mr. O’Conner of PWP called a representative of Jefferies and again requested an exclusivity agreement, stating that Luminex needed an exclusivity agreement in order to continue its due diligence and remain on the previously proposed timeline.

On April 18, 2016 and April 19, 2016, Mr. McGarrity and officers of Party B attended off-site meetings at the Hyatt Deerfield Hotel in Deerfield, Illinois and on-site meetings at the Company’s offices during which the Company’s representatives provided additional information to Party B regarding the Company’s business, operations and financial matters.

On April 18, 2016, Luminex submitted a revised non-binding letter of intent (the “Luminex Tender Offer Proposal”) to acquire the Company pursuant to which Luminex proposed to commence a tender offer, through Purchaser, for all of the issued and outstanding Shares, at a purchase price of $1.35 per Share in cash (the “Proposed Tender Offer”), representing a premium of approximately 63% to the closing price per Share on April 15, 2016 and a premium of approximately 73% to the closing price per Share on May 13, 2016, the last business day prior to the initial public announcement of the Merger Agreement. The Luminex Tender Offer Proposal contemplated negotiation of a satisfactory definitive agreement, satisfactory results of Luminex’s final due diligence review of the Company, final approval of Luminex’s board of directors, and entering into a 30-day exclusive negotiation period during which the Company would neither discontinue negotiations with Luminex nor enter into or continue discussions relating to a sale of the Company or its assets or equity securities with anyone other than Luminex until after May 27, 2016. The Luminex Tender Offer Proposal provided that Luminex expected that any Shares not acquired in the Proposed Tender Offer would be acquired in a subsequent “short-form” merger at the same price offered in the Proposed Tender Offer (the “Proposed Short-Form Merger,” and together with the Proposed Tender Offer, the “Proposed Transaction”), which would be effected promptly following the consummation of the Proposed Tender Offer. The Luminex Tender Offer Proposal provided that it would expire on April 22, 2016.

On April 19, 2016, the Board held a meeting, among other things, to discuss further the Luminex Tender Offer Proposal and the Revised Party B Proposal. Members of the Company’s management and representatives of Jefferies and Seyfarth were in attendance. At this meeting, the Board authorized management to enter into the Luminex Tender Offer Proposal while continuing to hold discussions with Party B until the Luminex Tender Offer Proposal had been executed by the Company and Luminex.

On April 20, 2016, the same representatives of the Company and Luminex who attended meetings on April 18th and 19th participated in additional due diligence calls to review legal, intellectual property, human resources and benefits due diligence information.

On April 20, 2016 and April 21, 2016, Party B visited four of the Company’s customer sites, including two customer sites in Chicago, Illinois, and two customer sites in the San Francisco, California area. On April 20, 2016, the Board held an update call during which Mr. McGarrity advised the Board of the status of discussions and due diligence with Luminex and Party B. The Board affirmed its decision on April 19th to proceed with a transaction with Luminex while continuing discussions with Party B until the Luminex Tender Offer Proposal had been executed by the Company and Luminex. On April 21, 2016, Mr. McGarrity spoke with Mr. Randall and representatives from Seyfarth and Jefferies regarding discussions and due diligence with Luminex. Also on April 21, 2016, representatives of Party B and the Company also attended additional due diligence calls during which the Company answered technology and intellectual property questions from Party B, legal-related questions from representatives of Party B’s legal advisor, and human resources-related questions from Party B’s human resources advisor. At the conclusion of the due diligence calls with Party B on April 21, 2016, an officer of Party B advised Mr. McGarrity by e-mail that, subject to confirmatory due diligence, Party B expected that its board of directors would reconsider its proposal later that month.

On April 21, 2016, Mr. McGarrity advised representatives of Party B by e-mail that the Board was preparing to make a final decision regarding strategic transaction proposals that had been received and that time was of the essence with respect to any further changes to the Revised Party B Proposal.

On April 22, 2016, in accordance with the Board’s instructions, a representative of Jefferies contacted a representative of Luminex and indicated that the Board was prepared to continue discussions with Luminex on the basis of the Luminex Tender Offer Proposal. Also on April 22, 2016, PWP advised Jefferies that Luminex had substantially completed its due diligence and that the prompt execution of an exclusivity arrangement was necessary for Luminex to proceed with a transaction with the Company. Later that day, and based on the Board’s prior authorization regarding the Luminex Tender Offer Proposal, the fact that the Luminex Tender Offer Proposal was more definitive and advanced than Party B’s proposal and the potential delay and uncertainty of receiving a definitive proposal from Party B, the Board determined that continuing to wait for a possible higher offer from Party B which might or might not arrive in an unknown timeframe was not in the best interests of the Company or its stockholders. Accordingly, on April 22, 2016, the Company and Luminex executed the Luminex Tender Offer Proposal pursuant to which the parties agreed to negotiate exclusively until 5:00 p.m. EDT on May 27, 2016. Party B’s access to the VDR was thereafter terminated and Party B was informed that the Company was proceeding with an exclusivity arrangement with another party.

On April 22, 2016, Seyfarth delivered a draft Merger Agreement to Smith, Gambrell & Russell, LLP, counsel to Luminex (“SGR”). SGR delivered comments on the draft Merger Agreement on April 28, 2016.

Between April 22, 2016 and May 15, 2016, representatives of Luminex, representatives of the Company, SGR, and Seyfarth negotiated the terms of the definitive Merger Agreement and the Support Agreements. There were also regular contacts among the transaction team members, including Mr. Shamir and Mr. McGarrity, relating to timelines, due diligence matters, the Shares, potential public statements about the transaction, and necessary board approvals, among other matters. Representatives of the Company and Luminex attended additional due diligence calls on April 26, 2016 and May 3, 2016 during which calls representatives of the Company answered questions regarding research and development, intellectual property and marketing matters.

On April 25, 2016 and April 29, 2016, Mr. McGarrity received e-mail correspondence from a representative of Party B expressing Party B’s continued interest in pursuing an acquisition of the Company.

On May 5, 2016, Seyfarth delivered a revised draft Merger Agreement.

On May 9, 2016, SGR provided to Seyfarth a revised draft of the Merger Agreement, reflecting proposed definitive terms of the Proposed Transaction, including a proposed termination fee of $2,500,000, representing approximately 4.3% of the equity value of the Company in the Proposed Transaction. Later that same day, Seyfarth provided to SGR proposed revisions to the draft Merger Agreement, including, among other terms, a proposed termination fee of $2,250,000, representing approximately 3.9% of the equity value of the Company in the Proposed Transaction.

At a Board meeting on May 12, 2016, the Board reviewed and discussed substantially final forms of the Merger Agreement, including related agreements and the transactions contemplated thereby. Also at this Board meeting, Jefferies discussed with the Board preliminary financial perspectives regarding the Proposed Transaction.

Over the next several days, the parties and their counsel prepared and negotiated final forms of certificates and obtained various confirmations to be delivered in connection with the execution of the Merger Agreement, and Seyfarth delivered updates to the proposed disclosure letter to the Merger Agreement.

On the morning of May 13, 2016, Mr. McGarrity received via e-mail a new proposal from Party B to acquire the Company at $1.65 per Share in cash (the “Second Revised Party B Proposal”). The Second Revised Party B Proposal was furnished to the Board and the Company’s legal and financial advisors and a Board meeting was convened that afternoon. At such meeting and upon the advice of Seyfarth, the Board concluded that it could not engage with Party B without breaching the exclusivity provisions of the Final Luminex Proposal. Seyfarth advised the Board that the Merger Agreement contained a customary “fiduciary-out” clause that would enable the Company to engage with Party B in respect of a superior proposal if Party B were to submit another proposal after the Merger Agreement was signed. The Board also determined that it was important to execute a definitive agreement with Luminex to provide certainty of a transaction and that the Second Revised Party B Proposal, which remained subject to conditions, would result in further delays and potentially jeopardize the Company’s ability to complete a transaction with any party. Given the pace of Party B relative to Luminex during the process, the Board determined that the transactional risk of delay would be too significant. Accordingly, the Board determined to proceed with the Proposed Transaction with Luminex.

On the afternoon of May 13, 2016, Seyfarth delivered the final form of disclosure letter to the Merger Agreement and advised SGR that the Company was prepared to execute the Merger Agreement subject to a final meeting of the Board on May 15, 2016.

On the evening of May 15, 2016, the Board held a meeting to discuss the final terms of the Proposed Transaction and proposed Merger Agreement and related documents. In attendance at that meeting were members of the Company’s management and representatives of Seyfarth and Jefferies. Representatives of

Seyfarth again reviewed with the Board its fiduciary duties and the material terms of the proposed Merger Agreement and the Support Agreements. Also at this meeting, Jefferies reviewed with the Board its financial analysis of the $1.35 per Share cash consideration then offered by Luminex and rendered to the Board an opinion as to the fairness, from a financial point of view and as of such date, of the $1.35 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Company common stock (other than Luminex, Purchaser and their respective affiliates) pursuant to the Merger Agreement.

The Board further discussed the advantages and risks of the proposed transaction that are described in “Reasons for the Recommendation of the Board” beginning on page 23 of this Schedule 14D-9. After further discussion, the Board unanimously: (a) determined that the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company’s stockholders; (b) approved and adopted the Merger Agreement, declared the advisability of the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (c) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (d) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL. Following the Board meeting, the Company and Luminex executed the Merger Agreement and, as contemplated by the Merger Agreement, the independent directors and officers of the Company and Luminex each entered into Support Agreements.

On May 16, 2016, the Company filed with the SEC a Current Report on Form 8-K announcing the Company’s execution of the definitive Merger Agreement with Luminex and the terms and conditions of the Proposed Transaction. Luminex also filed a Current Report on Form 8-K and Schedule TO-C with the Merger Agreement, among other things, attached as an exhibit thereto. The Company and Luminex issued a joint press release prior to the opening of trading on May 16, 2016 announcing the transaction.

On May 18, 2016, Mr. McGarrity received an e-mail from a representative of Party B that contained a further revised proposal to acquire the Company for $1.50 per Share in cash, subject to confirmatory due diligence (the “Third Revised Party B Proposal”). Mr. McGarrity promptly furnished the Third Revised Party B Proposal to the Board and representatives of Seyfarth and Jefferies, and called a Board meeting for May 20, 2016 (following the two business day advance notice period required to be provided to Luminex under the Merger Agreement) for the Board to consider the Third Revised Party B Proposal. Also on May 18, 2016, a representative of Seyfarth furnished the Third Revised Party B Proposal to SGR along with notice of the Company’s Board meeting on May 20, 2016 as required under the provisions of the Merger Agreement.

On the morning of May 20, 2016, the Board held a meeting at which representatives of Seyfarth and Jefferies were present. After a discussion of the Third Revised Party B Proposal, the Board determined that the Third Revised Party B Proposal would reasonably be expected to result in a “Superior Proposal” under the terms of the Merger Agreement, and instructed Jefferies to engage with Party B with respect to Party B’s due diligence request and advise Party B that it should confirm its price and resolve any diligence requests by Tuesday, May 24, 2016, at which time the Board planned to make a final determination as to whether the Third Revised Party B Proposal was a Superior Proposal. Following the conclusion of this Board meeting, Seyfarth provided notice to SGR of the Board’s preliminary determination with respect to the Third Revised Party B Proposal and the Company’s intention to engage with Party B with respect to it as required under the provisions of the Merger Agreement.

At approximately 5:00 p.m. EDT on May 20, 2016, SGR, on behalf of Luminex, advised the Company by e-mail to Mr. McGarrity that Luminex would increase its offer to purchase the Company to $1.70 per Share in cash, and provided a draft First Amendment to the Merger Agreement (the “First Amendment”). The revised offer and draft First Amendment were communicated to the Board and the Company’s advisors. Later that evening, Seyfarth informed SGR that the Board would convene on the evening of May 22, 2016 to consider the First Amendment.

On May 22, 2016, the Board held a meeting at which it considered the revised terms of the Proposed Transaction and the First Amendment. At the Board’s request, Jefferies reviewed with the Board its financial analysis of the $1.70 per Share cash consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated May 22, 2016, to the Board to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in such opinion, the $1.70 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Company common stock (other than Luminex, Purchaser and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The Board approved the revised terms of the Proposed Transaction with Luminex at $1.70 per Share in cash, including increasing the break-up fee from $2,250,000 to $3,000,000, and authorized the Company’s management to enter into the First Amendment. Seyfarth advised SGR that the Board had approved the First Amendment, and Luminex and the Company thereafter entered into the First Amendment on May 22, 2016.

On May 23, 2016, the Company filed with the SEC a Current Report on Form 8-K announcing the Company’s execution of the First Amendment with Luminex and the revised terms and conditions of the Proposed Transaction. The Company and Luminex issued a joint press release prior to the opening of trading on May 23, 2016 announcing the First Amendment.

On the morning of May 26, 2016, Mr. McGarrity received an e-mail from a representative of Party B that contained a further revised proposal to acquire the Company for $1.85 per Share in cash, subject to confirmatory due diligence (the “Fourth Revised Party B Proposal”), together with a draft merger agreement and disclosure letter marked to show changes to the Merger Agreement and Disclosure Letter. Mr. McGarrity promptly furnished the Fourth Revised Party B Proposal to the Board and representatives of Seyfarth and Jefferies and Seyfarth furnished the Fourth Revised Party B Proposal to SGR, and SGR, on behalf of Luminex, advised Seyfarth, on behalf of the Company, that Luminex would waive the two business day notice period under the Merger Agreement for the Company’s Board to make a preliminary assessment of the Fourth Revised Party B Proposal. Mr. McGarrity then called a Board meeting for May 26, 2016 for the Board to consider the Fourth Revised Party B Proposal. Later that same day, the Board held a meeting at which representatives of Seyfarth and Jefferies were present. After a discussion of the Fourth Revised Party B Proposal, the Board determined that the Fourth Revised Party B Proposal would reasonably be expected to result in a “Superior Proposal” under the terms of the Merger Agreement, and instructed Jefferies to engage with Party B with respect to any due diligence request Party B may have and advise Party B that it should confirm its price and resolve any diligence requests by the opening of business in New York on Tuesday, May 31, 2016, at which time the Board planned to make a final determination as to whether the Fourth Revised Party B Proposal was a Superior Proposal. Following the conclusion of this Board meeting, Seyfarth provided notice to SGR of the Board’s preliminary determination with respect to the Fourth Revised Party B Proposal and the Company’s intention to engage with Party B as required under the provisions of the Merger Agreement.

From May 27, 2016 through the morning of May 31, 2016, Seyfarth and Jefferies, each on behalf of the Company and as instructed by the Board, engaged in confidential discussions with Party B’s legal and financial advisors, respectively, on various due diligence matters.

On the morning of May 31, 2016, Party B’s advisors advised Jefferies by telephone that Party B would withdraw the Fourth Revised Party B Proposal. Later that morning, the Board held a meeting at which it confirmed termination of discussions with Party B and affirmed its commitment to completing the transactions with Luminex.

On June 1, 2016, Luminex, Purchaser, and the Company executed a second amendment to the Agreement and Plan of Merger (the “Second Amendment”) which (A) adjusted the definition of Expiration Time; (B) updated the representation of the Company regarding its capital structure; and (C) added as a condition that any applicable waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements

Act of 1976 (the “HSR Act”) applicable to the transactions contemplated by the Merger Agreement has not expired or been terminated (the “HSR Condition”).

Thereafter, Luminex and the Company, through their counsel, completed the documents relating to the Offer, and Luminex commenced the Offer as of the date of the Offer.

Reasons for the Recommendation of the Board

In evaluating the Proposed Transaction, the Board held more than ten meetings and calls in 2016 and consulted with the Company’s management and legal and financial advisors, and reviewed, evaluated and considered numerous factors and a significant amount of information and data, including, but not limited to, the following:

•	the Board members’ understanding of the business, operations, and financial condition and results of the Company and the strategy and prospects (as well as the risks involved in achieving these prospects) of the Company as an independent entity, including such directors’ views of the Company’s potential near- and long-term performance as a stand-alone enterprise (including possible operational and capital raising challenges);

•	that the Company’s current and anticipated resources will likely be insufficient to support forecasted operations beyond nine months, that the Company will need additional debt or equity financing to execute its business plan and continue as a going concern, that the Company’s low stock price will likely limit its ability to raise capital on favorable terms or at all and that any additional equity funding could result in significant dilution to existing stockholders;

•	the competitive industry in which the Company operates, including the risks involved in maintaining and establishing relationships with vendors and customers if the Company continues as an independent entity;

•	the nature of the current economic climate as it relates to the Company’s business and operations, both on a historical and a prospective basis;

•	the Board’s views regarding whether the Proposed Transaction is more favorable to the Company’s stockholders than the Company’s alternatives, including remaining as a stand-alone enterprise;

•	the relative illiquidity of the Shares and limited ability for stockholders to realize value for their Shares given the absence of a trading market for the Shares, as compared to the certainty of value available to stockholders in the Proposed Transaction;

•	the Board members’ belief that the Offer reflects the best offer that the Company’s stockholders will receive based on (i) the withdrawal of the Fourth Revised Party B Proposal, (ii) that the Offer reflects a higher Offer Price than the price proposed by Party B in each of the Second Revised Party B Proposal and Third Revised Party B Proposal, (iii) Party B’s inability to complete its due diligence or remove conditions from its offers despite its extensive engagement with the Company since July 2015, (iv) the lack of interest from any other potential buyer of the Company other than Luminex and Party B since September 2015, and (v) the lack of interest from any other potential buyer of the Company between the announcement of the Merger Agreement on May 16, 2016 and the date of this Schedule 14D-9;

•	the Company’s strategic transaction review process in which 35 parties were contacted regarding an acquisition of, joint venture with or other investment in the Company, as a result of which the Company received proposals from Luminex and one other party, and of such proposals, the Company proceeded with the highest offer received;

•

the opinion of Jefferies, dated May 22, 2016, to the Board as to the fairness, from a financial point of view and as of such date, of the $1.70 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Company common stock (other than Luminex, Purchaser and their respective affiliates) pursuant to the Merger Agreement, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies as more fully described under the caption “Opinion of the Company’s Financial Advisor;”

•	that the all-cash per Share consideration will provide the Company’s stockholders with immediate value, in cash, for all of their Shares, avoiding potential long-term business risk, while also providing the Company’s stockholders certainty of value for their Shares; and

•	that neither the Offer nor the Short-Form Merger is subject to any financing condition.

The Board also carefully considered and discussed a number of risks, uncertainties and other countervailing factors in its deliberations relating to the Proposed Transaction, including without limitation, the following factors:

•	the Proposed Transaction will preclude the Company’s stockholders from the opportunity to participate in the future performance of the Company’s assets, future earnings growth, and potential future appreciation of the value of the Shares; and

•	the fact that some of the Company’s directors and executive officers have interests in the Proposed Transaction that are different from, or in addition to, the interests of the Company’s stockholders generally (see “Item 3—Past Contacts, Transactions, Negotiations and Agreements” above).

The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Proposed Transaction, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

Opinion of the Company’s Financial Advisor

The Company has retained Jefferies as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Company requested that Jefferies evaluate the fairness, from a financial point of view, of the $1.70 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Company common stock (other than Luminex, Purchaser and their respective affiliates) pursuant to the Merger Agreement. On May 22, 2016, at a meeting of the Board held to evaluate the Offer and the Merger, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated May 22, 2016, to the Board the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the $1.70 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Company common stock (other than Luminex, Purchaser and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Jefferies’ opinion describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies. This opinion is attached as Annex A and is incorporated herein by reference. Jefferies’ opinion was provided for the use and benefit of the Company’s board of directors (in its capacity as such) in its evaluation of the per Share cash consideration from a financial point of view and did not address any other aspect of the Offer, the Merger or any other matter. The opinion did not address the relative merits of the Offer or the Merger contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the Company’s underlying business decision to engage in the Offer or the Merger or the terms of the Merger Agreement or the documents referred to therein, including the form or structure of the Offer or the Merger or any term, aspect or implication of any other agreements or arrangements contemplated by or resulting from the Offer, the Merger or otherwise. Jefferies’ opinion does not constitute a recommendation as to whether any stockholder should tender shares of Company common stock in the Offer or how any stockholder should act with respect to the Offer, the Merger or any other matter. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed the Merger Agreement (as amended by the First Amendment);

•	reviewed certain publicly available financial and other information regarding the Company;

•	reviewed certain information furnished to Jefferies by the Company’s management relating to the Company’s business, operations and prospects, including financial forecasts and estimates prepared or provided by the Company’s management;

•	held discussions with members of the Company’s senior management concerning the matters described in the two preceding bullets, including the liquidity needs of and capital resources available to the Company and going concern uncertainties;

•	reviewed the stock trading price history and implied multiples for Company common stock and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

•	compared the financial terms of the Offer and the Merger with the financial terms of certain other transactions that Jefferies deemed relevant; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the management and other representatives of the Company that they were not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities, of the Company or any other entity and Jefferies was not furnished with, and assumed no responsibility to obtain, any such evaluations, appraisals or physical inspections.

With respect to the financial forecasts and estimates (including estimates as to potential net operating loss carryforwards of the Company) provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, Jefferies was advised by the management of the Company, and Jefferies assumed, that the financial forecasts and estimates relating to the Company that Jefferies was directed to utilize in its analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company (assuming the Company continued to operate as a going concern) and the other matters covered thereby. Jefferies expressed no opinion as to any such financial forecasts or estimates or the assumptions on which they were based. As the Company’s board of directors was aware, the Company’s consolidated financial statements for the fiscal year ended December 31, 2015 included an explanatory note indicating that recurring losses from the Company’s continued use of cash to fund its operations raises substantial doubt as to its ability to continue as a going concern. Jefferies also noted that, in the Company’s consolidated financial statements for the fiscal year ended December 31, 2015, the Company disclosed that its current and anticipated resources would likely be insufficient to support currently forecasted operations beyond nine months, that the Company would need additional debt or equity financing to execute its business plan and continue as a going concern, that the Company’s low stock price would likely limit its ability to raise capital on favorable terms or at all and that any additional equity funding could result in significant dilution to existing stockholders. Jefferies relied, at the Company’s direction, upon the assessments of the management of the Company as to, among other things, (i) the capital funding requirements for the Company’s operations, the ability of the Company to access necessary debt or equity financing for such funding requirements and the likely impact of any such financing on the Company, (ii) the potential impact on the Company of market and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the molecular diagnostics industry and the business and operations of the Company, (iii) the validity of, and risks associated with, the Company’s products, intellectual property and licenses (including, without limitation, the validity and duration of patents and related licenses and the potential impact of competition) and (iv) the Company’s existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees and scientific and technical personnel and other commercial relationships. At the Company’s direction, Jefferies assumed that there would not be any developments with respect to any such matters that would be meaningful in any respect to Jefferies’ analyses or opinion.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of Jefferies’ opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies becomes aware after the date of the opinion.

Jefferies made no independent investigation of any legal, regulatory, accounting or tax matters affecting the Company or the Offer or the Merger, and Jefferies assumed the correctness in all respects meaningful to its analyses and opinion of all legal, regulatory, accounting and tax advice given to the Company or the Company’s board of directors, including, without limitation, advice as to the legal, regulatory, accounting and tax consequences to the Company and its stockholders of the terms of, and transactions contemplated by, the Merger Agreement. In addition, in preparing its opinion, Jefferies did not take into account any tax or other consequences of the Offer or the Merger to any holder of Company common stock. Jefferies also assumed, at the Company’s direction, that the Offer and the Merger would be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, waivers and releases for the Offer and the Merger, including with respect to any divestiture or other requirements, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company, the Offer or the Merger or that otherwise would be meaningful in any respect to Jefferies’ analyses or opinion. In connection with Jefferies’ engagement with respect to the Offer and the Merger, Jefferies was not requested to, and Jefferies did not, undertake a third-party solicitation process on behalf of the Company; however, at the Board’s direction and following the Company’s public announcement in September 2014 that it was reviewing strategic alternatives, Jefferies held discussions in 2014 and 2015 with selected third parties regarding their potential interest in a possible acquisition or other strategic transaction with the Company.

Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company or any other party to the Offer or the Merger. Jefferies expressed no opinion as to the prices at which shares of Company common stock or any other securities of the Company would trade or otherwise be transferable at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Offer or the Merger relative to the per Share cash consideration or otherwise. The issuance of Jefferies’ opinion was authorized by the Fairness Committee of Jefferies LLC.

In connection with rendering its opinion to the Company’s board of directors, Jefferies performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to the Company, the Offer or the Merger. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.

Jefferies believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies made qualitative judgments as to the significance and relevance of each factor and method of analysis for purposes of its opinion and arrived at its ultimate opinion based on the results of all such factors and analyses assessed as a whole.

The estimates of the future performance of the Company in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired.

The per Share cash consideration payable in the Offer and the Merger was determined through negotiation between the Company and Luminex, and the decision by the Company to enter into the Merger Agreement was solely that of the Board. Jefferies’ opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the management with respect to the Offer, the Merger or the consideration payable in the Offer and the Merger.

The following is a summary of the material financial analyses reviewed with the Company’s board of directors and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of the summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Selected Companies Analysis. Jefferies reviewed selected financial and stock market data of the Company and the following nine selected publicly traded diagnostic companies, consisting of six selected diagnostic platform companies, referred to as the selected diagnostic platform companies, and three selected diagnostic product companies, referred to as the selected diagnostic product companies and, together with the selected diagnostic platform companies, referred to as the selected companies:

Selected Diagnostic Platform Companies	Selected Diagnostic Product Companies
• Accelerate Diagnostics, Inc.	• Meridian Bioscience, Inc.
• Biocartis Group NV	• OraSure Technologies, Inc.
• Cepheid	• Quidel Corporation
• GenMark Diagnostics, Inc.
• Luminex
• T2 Biosystems, Inc.

Jefferies reviewed enterprise values of the selected companies, calculated as fully diluted equity values based on closing stock prices on May 20, 2016 (or, in the case of Luminex, May 13, 2016, the last trading day prior to announcement of the execution of the Merger Agreement prior to its amendment) plus total debt, preferred equity and non-controlling interests (as applicable), less cash and cash equivalents, as a multiple, to the extent publicly available or meaningful, of calendar years 2016, 2017 and 2018 estimated revenue. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of the Company were based on internal estimates of the Company’s management and publicly available research analysts’ consensus estimates.

The overall low to high estimated revenue multiples observed for the selected companies were 2.2x to 5.6x (with a mean of 3.4x and a median of 3.1x) for calendar year 2016, 2.0x to 8.5x (with a mean of 3.8x and a median of

3.3x) for calendar year 2017 and 1.9x to 6.0x (with a mean of 2.9x and a median of 2.5x) for calendar year 2018, with overall low, mean, median and high revenue multiples observed for the selected diagnostic platform companies and the selected diagnostic product companies as follows:

•	selected diagnostic platform companies: overall low to high estimated revenue multiples of 2.8x to 5.6x (with a mean of 3.9x and a median of 3.3x) for calendar year 2016, 2.7x to 8.5x (with a mean of 4.5x and a median of 3.9x) for calendar year 2017 and 1.9x to 6.0x (with a mean of 3.1x and a median of 2.5x) for calendar year 2018; and

•	selected diagnostic product companies: overall low to high estimated revenue multiples of 2.2x to 3.8x (with a mean of 2.9x and a median of 2.7x) for calendar year 2016, 2.0x to 3.7x (with a mean of 2.7x and a median of 2.4x) for calendar year 2017 and 1.9x to 3.6x (with a mean of 2.6x and a median of 2.2x) for calendar year 2018.

Jefferies then applied selected ranges of calendar year 2016, calendar year 2017 and calendar year 2018 estimated revenue multiples of 2.5x to 3.75x, 2.25x to 3.5x and 2.0x to 3.0x, respectively, derived from the selected companies to corresponding data of the Company based on internal estimates of the Company’s management. This analysis indicated the following approximate implied per share equity value reference ranges for the Company, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Ranges Based on:			Per Share Cash Consideration
CY2016E Revenue	CY2017E Revenue	CY2018E Revenue
$1.53 - $2.26	$1.96 - $3.01	$2.43 - $3.60	$1.70

Selected Transactions Analysis. Jefferies reviewed, to the extent publicly available, financial information for the following 19 selected transactions announced from January 10, 2006 to March 30, 2016 involving target companies in the molecular diagnostics sector, collectively referred to as the selected transactions:

Announcement Date	Target	Acquiror
03/30/16	• Focus Diagnostics, Inc. (molecular and immunoassay product business)	• DiaSorin S.p.A.
08/13/15	• GeneWEAVE BioSciences, Inc.	• Roche
07/14/15	• AdvanDx, Inc.	• OpGen, Inc.
05/30/14	• Sequenom, Inc. (bioscience business)	• Agena Bioscience, Inc. (portfolio company of Telegraph Hill Partners)
04/07/14	• IQuum, Inc.	• Roche
09/03/13	• BioFire Diagnostics Inc.	• bioMérieux
04/30/12	• Gen-Probe Incorporated	• Hologic,Inc.
06/15/11	• Ipsogen S.A.	• Qiagen N.V.
10/23/09	• HandyLab, Inc.	• Becton, Dickinson and Company
09/22/09	• DxS Ltd	• Qiagen N.V.
01/30/09	• Tepnel Life Sciences, PLC	• Gen-Probe Incorporated
12/17/08	• Ibis Pharmaceuticals, Inc.	• Abbott Laboratories
10/07/08	• Molecular Diagnostics Technologies Limited	• China Medical Technologies, Inc.
06/09/08	• Third Wave Technologies	• Hologic, Inc.
04/25/08	• Innogenetics N.V.	• Solvay Pharmaceuticals S.A.
06/03/07	• Digene Corp.	• Qiagen N.V.
12/14/06	• Tm Bioscience Corporation	• Luminex Corporation
05/19/06	• Focus Diagnostics, Inc.	• Quest Diagnostics Incorporated
01/10/06	• GeneOhm Sciences, Inc.	• Becton, Dickinson and Company

Jefferies reviewed transaction values of the selected transactions, calculated, to the extent publicly available, as the purchase prices paid for the target companies’ involved in such transactions plus total debt, preferred equity and non-controlling interests (as applicable), less cash and cash equivalents, as a multiple of latest 12 months revenue. The overall low to high latest 12 months revenue multiples observed for the selected transactions for which information was publicly available were 0.5x to 17.8x (with a mean of 5.6x and a median of 3.9x). Jefferies then applied a selected range of latest 12 months revenue multiples of 3.0x to 5.5x derived from the selected transactions to the Company’s latest 12 months (as of March 31, 2016) revenue. Financial data of the selected transactions were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of the Company were based on public filings. This analysis indicated the following approximate implied per share equity value reference range for the Company, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$1.35 - $2.41	$1.70

Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis of the Company by calculating the estimated present value of (a) the stand-alone unlevered, after-tax free cash flows that the Company was forecasted to generate during the last three quarters of the fiscal year ending December 31, 2016 through the full fiscal year ending December 31, 2020 based on internal estimates of the Company’s management and (b) net operating loss carryforwards, referred to as NOLs, expected to be utilized by the Company’s management to reduce future Federal and state taxes, based on the Company’s public filings and/or internal estimates of the Company’s management. The implied terminal value of the Company was derived by applying to the Company’s fiscal year 2020 unlevered free cash flows a selected perpetuity growth rate range of 6.0% to 9.0%. The present values of cash flows and terminal values were calculated using a selected discount rate range of 18.1% to 19.1% derived from a weighted average cost of capital calculation and present values of NOLs were calculated using a selected discount rate of 19.1% derived from the midpoint of the Company’s estimated cost of equity. This analysis indicated the following approximate implied per share equity value reference range for the Company after taking into account the estimated present value of NOLs, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$0.96 - $1.55	$1.70

Other Information. Jefferies observed certain additional factors that were not considered part of Jefferies’ financial analysis with respect to its opinion but were noted for informational purposes, including the following:

•	premiums paid in 38 selected healthcare merger and acquisition transactions involving publicly traded global healthcare target companies announced between January 1, 2010 and May 20, 2016 with transaction values of $25 million to $100 million and a minimum acquired equity stake of 80% which, after applying a selected range of premiums of 20% to 74% (based on the overall 25th percentile to 75th percentile derived from the closing stock prices of such target companies one trading day, one week and one month prior to public announcement of the relevant transaction) to the closing price of Company common stock on May 13, 2016 (the last trading day prior to announcement of the execution of the Merger Agreement prior to its amendment), indicated an implied equity value reference range for the Company of approximately $0.94 to $1.35 per share;

•	stock price targets for the Company common stock as reflected in Wall Street research analysts’ reports publicly available as of May 13, 2016, which indicated an overall target price range for Company common stock of $1.65 to $2.00 per share (with a mean of $1.83 per share); and

•	the historical trading performance of Company common stock over various periods, including the 52-week period ended May 20, 2016, which indicated low to high prices for Company common stock during such period of approximately $0.49 to $3.82 per share.

Miscellaneous

Although Jefferies and its affiliates have not provided financial advisory or financing services to the Company, Luminex or their respective affiliates during the two-year period prior to the date of Jefferies’ opinion, Jefferies may in the future seek to provide financial advisory and financing services to the Company, Luminex or entities that are affiliated with the Company or Luminex, for which Jefferies would expect to receive compensation. Jefferies maintains a market in the securities of the Company and Luminex and, in the ordinary course of business, Jefferies and its affiliates may trade or hold securities of the Company, Luminex and/or their respective affiliates for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions in those securities.

Jefferies was selected as the Company’s financial advisor in connection with the Offer and the Merger because Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

For a description of the terms of Jefferies’ engagement as the Company’s financial advisor, see the discussion under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” below.

(c)	Intent to Tender.

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender all of their Shares into the Offer.

In addition, each of the directors and executive officers of the Company have entered into a Support Agreement, pursuant to which each has agreed, in his capacity as a stockholder of the Company, to tender all of his Shares, as well as any additional Shares that he may acquire, to Purchaser in the Offer. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements” hereof under the heading “Arrangements between the Company, Luminex and Purchaser—Support Agreements.”

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Under the terms of Jefferies’ engagement, the Company agreed to pay Jefferies for its financial advisory services in connection with the Offer and the Merger an aggregate fee of $3 million, a portion of which was payable upon delivery of Jefferies’ opinion and the principal portion of which is payable contingent upon consummation of the Offer. In addition, the Company agreed to reimburse Jefferies for its expenses, including fees and expenses of counsel, and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, the Merger or related matters.

Luminex has incurred and paid and will incur and pay for its own fees and expenses in connection with the Transaction. See “The Tender Offer—Section 14—Fees and Expenses” of the Offer to Purchase for additional information, which is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Transactions.

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9:

•	On March 1, 2016, based upon the authorization of the Board and the recommendations of the Compensation Committee of the Board, the Company awarded shares of restricted stock to Mr. McGarrity, Mr. Bahk and Ms. Moinuddin in the amounts of 120,000, 30,000 and 6,000 shares, respectively, as compensatory awards under the 2014 Plan;

•	On April 20, 2016, based upon the authorization of the Board and the recommendations of the Compensation Committee of the Board, the Company awarded shares of restricted stock to Mr. McGarrity, Mr. Bahk and Ms. Moinuddin in the amounts of 225,000, 50,000 and 10,000 shares, respectively, as compensatory awards under the 2014 Plan; and

•	On May 15, 2016, the directors and executive officers of the Company, each, in his capacity as a stockholder of the Company, entered into a Support Agreement, dated May 15, 2016, with Luminex, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” hereof under the heading “Arrangements between the Company, Luminex, and the Purchaser—Support Agreements.”

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for, or other acquisition of, Shares by the Company or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company, or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements— Arrangements between the Company and its Executive Officers and Directors” is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262 of the DGCL, you must satisfy each of the following conditions:

•

You must deliver to the Company (at the address set forth below) a written demand for appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be 12:00 a.m.

(Eastern Daylight Time) midnight at the end of the day on June 24, 2016, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement and (ii) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was June 2, 2016). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•	You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Nanosphere, Inc.

4088 Commercial Avenue

Northbrook, Illinois 60062

(847) 400-9000

Attention: President and Chief Executive Officer

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Luminex nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Luminex and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Stockholder Approval of the Merger Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the stock of a public corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly-owned subsidiaries), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Short-Form Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Short-Form Merger considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The Company’s stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Short-Form Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the possibility that various closing conditions for the Offer or the Short-Form Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Short-Form Merger; the effects of disruption from the Offer and the Short-Form Merger making it more difficult for the Company to maintain relationships with business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by Luminex and the Purchaser. All of the materials related to the Offer (and all other Offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ANNEX A

OPINION OF JEFFERIES LLC

May 22, 2016

The Board of Directors

Nanosphere, Inc.

4088 Commercial Avenue

Northbrook, Illinois 60062

The Board of Directors:

We understand that Nanosphere, Inc. (“Nanosphere”), Luminex Corporation (“Luminex”) and Commodore Acquisition, Inc., a wholly owned subsidiary of Luminex (“Sub”), propose to enter into a First Amendment, dated as of May 22, 2016 (the “First Amendment”), to the Agreement and Plan of Merger, dated as of May 15, 2016 (as amended by the First Amendment, the “Agreement”), pursuant to which (i) Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.01 per share, of Nanosphere (“Nanosphere Common Stock”) at a purchase price of $1.70 per share in cash (the “Consideration”) and (ii) subsequent to consummation of the Tender Offer, Sub will be merged with and into Nanosphere (the “Merger” and, together with the Tender Offer as an integrated transaction, the “Transaction”) and each outstanding share of Nanosphere Common Stock not previously tendered (other than shares owned by Luminex, Sub, Nanosphere (as treasury stock or otherwise) or their respective subsidiaries or as to which dissenters’ rights have been properly exercised) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have asked for our opinion as to whether the Consideration to be received in the Transaction by holders of Nanosphere Common Stock (other than Luminex, Sub and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed the Agreement;

(ii)	reviewed certain publicly available financial and other information regarding Nanosphere;

(iii)	reviewed certain information furnished to us by the management of Nanosphere relating to the business, operations and prospects of Nanosphere, including financial forecasts and estimates prepared or provided by the management of Nanosphere;

(iv)	held discussions with members of senior management of Nanosphere concerning the matters described in clauses (ii) and (iii) above, including the liquidity needs of and capital resources available to Nanosphere and going concern uncertainties;

(v)	reviewed the stock trading price history and implied multiples for Nanosphere Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)	compared the financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Nanosphere or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management and other representatives of Nanosphere that they are not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In

The Board of Directors

Nanosphere, Inc.

May 22, 2016

our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of Nanosphere or any other entity and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections.

With respect to the financial forecasts and estimates (including estimates as to potential net operating loss carryforwards of Nanosphere) provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been advised by the management of Nanosphere, and we have assumed, that the financial forecasts and estimates relating to Nanosphere that we have been directed to utilize in our analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Nanosphere as to the future financial performance of Nanosphere (assuming Nanosphere continues to operate as a going concern) and the other matters covered thereby. We express no opinion as to any such financial forecasts or estimates or the assumptions on which they are based. As you are aware, Nanosphere’s consolidated financial statements for the fiscal year ended December 31, 2015 included an explanatory note indicating that recurring losses from Nanosphere’s continued use of cash to fund its operations raises substantial doubt as to its ability to continue as a going concern. We also note that, in Nanosphere’s consolidated financial statements for the fiscal year ended December 31, 2015, Nanosphere disclosed that its current and anticipated resources will likely be insufficient to support currently forecasted operations beyond nine months, that Nanosphere will need additional debt or equity financing to execute its business plan and continue as a going concern, that Nanosphere’s low stock price will likely limit its ability to raise capital on favorable terms or at all and that any additional equity funding could result in significant dilution to existing stockholders. We have relied, at your direction, upon the assessments of the management of Nanosphere as to, among other things, (i) the capital funding requirements for Nanosphere’s operations, the ability of Nanosphere to access necessary debt or equity financing for such funding requirements and the likely impact of any such financing on Nanosphere, (ii) the potential impact on Nanosphere of market and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the molecular diagnostics industry and the business and operations of Nanosphere, (iii) the validity of, and risks associated with, Nanosphere’s products, intellectual property and licenses (including, without limitation, the validity and duration of patents and related licenses and the potential impact of competition) and (iv) Nanosphere’s existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees and scientific and technical personnel and other commercial relationships. At your direction, we have assumed that there will not be any developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal, regulatory, accounting or tax matters affecting Nanosphere or the Transaction, and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to Nanosphere or its Board of Directors, including, without limitation, advice as to the legal, regulatory, accounting and tax consequences to Nanosphere and its stockholders of the terms of, and transactions contemplated by, the Agreement. In addition, in preparing this opinion, we have not taken into account any tax or other consequences of the Transaction to any holder of Nanosphere Common Stock. We also have assumed, at your direction, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, waivers and releases for

The Board of Directors

Nanosphere, Inc.

May 22, 2016

the Transaction, including with respect to any divestiture or other requirements, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Nanosphere or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. In connection with our engagement with respect to the Transaction, we were not requested to, and we did not, undertake a third-party solicitation process on behalf of Nanosphere; however, at your direction and following Nanosphere’s public announcement in September 2014 that it was reviewing strategic alternatives, we held discussions in 2014 and 2015 with selected third parties regarding their potential interest in a possible acquisition or other strategic transaction with Nanosphere.

It is understood that our opinion is for the use and benefit of the Board of Directors of Nanosphere (in its capacity as such) in its evaluation of the Transaction. Our opinion does not address the relative merits of the Transaction contemplated by the Agreement as compared to any alternative transaction or opportunity that might be available to Nanosphere, nor does it address the underlying business decision by Nanosphere to engage in the Transaction or the terms of the Agreement or the documents referred to therein, including the form or structure of the Transaction or any term, aspect or implication of any other agreements or arrangements contemplated by or resulting from the Transaction or otherwise. Our opinion does not constitute a recommendation as to whether any stockholder should tender shares of Nanosphere Common Stock in the Tender Offer or how any stockholder should act with respect to the Transaction or any other matter. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Nanosphere or any other party to the Transaction. We express no opinion as to the prices at which shares of Nanosphere Common Stock or any other securities of Nanosphere will trade or otherwise be transferable at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.

We have been engaged by Nanosphere to act as its financial advisor in connection with the Transaction and will receive a fee for our services, a portion of which was payable upon delivery of our opinion and the principal portion of which is payable contingent upon consummation of the Tender Offer. We will be reimbursed for expenses incurred in connection with our engagement. Nanosphere also has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We maintain a market in the securities of Nanosphere and Luminex and, in the ordinary course of business, we and our affiliates may trade or hold securities of Nanosphere, Luminex and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, although we and our affiliates have not provided financial advisory or financing services to Nanosphere, Luminex or their respective affiliates in the past two years, we may in the future seek to provide financial advisory and financing services to Nanosphere, Luminex or entities that are affiliated with Nanosphere or Luminex, for which we would expect to receive compensation.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Nanosphere Common Stock (other than Luminex, Sub and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

JEFFERIES LLC

ANNEX B

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ITEM 9. EXHIBITS

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number

(a)(1)(i)	Offer to Purchase dated May 25, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Luminex and Purchaser on May 25, 2016 (the “Schedule TO”).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO filed by Purchaser on May 25, 2016).

(a)(5)(i)	Joint Press Release issued by Luminex Corporation and Nanosphere, Inc. on May 16, 2016 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by Nanosphere Inc. with the SEC on May 16, 2016).

(a)(5)(ii)	Joint Press Release issued by Luminex Corporation and Nanosphere, Inc. on May 23, 2016 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by Nanosphere, Inc. with the SEC on May 23, 2016).

(e)(1)	Agreement and Plan of Merger, among Luminex Corporation and Commodore Acquisition, Inc. and Nanosphere, Inc. dated as of May 15, 2016, as amended (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Nanosphere, Inc. with the SEC on May 16, 2016, Exhibit 2.1 to the Current Report on Form 8-K, filed by Nanosphere, Inc. with the SEC on May 23, 2016, and Exhibit 2.1 to the Current Report on Form 8-K, filed by Nanosphere, Inc. with the SEC on June 1, 2016).

(e)(2)*	Confidentiality Agreement among Luminex Corporation and Nanosphere, Inc. dated as of November 6, 2015.

(e)(3)*	Letter of Intent among Luminex Corporation and Nanosphere, Inc. entered into as of April 22, 2016.

(e)(4)	Form of Support Agreement, dated as of May 15, 2016, among Luminex Corporation and the stockholders party thereto (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Nanosphere, Inc. with the SEC on May 16, 2016).

(e)(5)	Nanosphere, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Nanosphere, Inc.’s Current Report on Form 8-K filed by Nanosphere, Inc. with the SEC on October 1, 2015).

(e)(6)	Letter Agreement between Nanosphere, Inc. and Michael K. McGarrity dated September 8, 2005 and related Agreement (incorporated by reference to Exhibit 10.12 to Nanosphere, Inc.’s Registration Statement on Form S-1 filed by Nanosphere, Inc. with the SEC on August 13, 2007).

(e)(7)	Agreement between Nanosphere, Inc. and Kenneth Bahk dated April 25, 2013 (incorporated by reference to Exhibit 10.9 to Nanosphere, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015 filed by Nanosphere, Inc. with the SEC on February 24, 2016).

(e)(10)*	Agreement between Nanosphere, Inc. and Farzana Moinuddin dated November 10, 2015.

(e)(11)	Severance Agreement between Nanosphere, Inc. and Michael K. McGarrity dated as of August 5, 2015 (incorporated by reference to Exhibit 10.11 Nanosphere, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and filed by Nanosphere, Inc. with the SEC on August 10, 2015).

(e)(12)	Severance Agreement between Nanosphere, Inc. and Kenneth Bahk dated as of August 5, 2015 (incorporated by reference to Exhibit 10.12 Nanosphere, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and filed by Nanosphere, Inc. with the SEC on August 10, 2015).

(e)(13)	Severance Agreement between Nanosphere, Inc. and Farzana Moinuddin dated as of August 5, 2015 (incorporated by reference to Exhibit 10.13 Nanosphere, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and filed by Nanosphere, Inc. with the SEC on August 10, 2015).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2016

Nanosphere, Inc.

By:	/s/ Michael McGarrity

Name:	Michael McGarrity
Title:	President and Chief Executive Officer